SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment and Resignation of Outside Directors and Audit Committee Members

Woori Bank announced the appointment and resignation of its outside directors and audit committee members on December 30, 2016 as follows:

* Current status of the directors following the appointments/resignations

1) Total number of directors: eight

2) Total number of outside directors: five

* Current status of the Audit Committee members following the appointments/resignations

1) Total number of Audit Committee members who are outside directors: two

2) Total number of Audit Committee members who are not outside directors: one (standing director)

            –              Resignation of Outside Directors

Name	Beginning Date of Tenure	Ending Date of Tenure	Date of Resignation
Il-Hwa Hong	March 27, 2015	March 27, 2017	December 30, 2016

Hesuk Chun	March 27, 2015	March 27, 2017	December 30, 2016

Han-Gi Jung	March 27, 2015	March 27, 2017	December 30, 2016

Ho-Geun Lee	March 25, 2016	March 25, 2018	December 30, 2016

Sungsoo Koh	March 27, 2015	March 27, 2017	December 30, 2016

Sung-Yong Kim	March 25, 2016	March 25, 2018	December 30, 2016

            –              Resignation of Audit Committee Members

Name	Beginning Date of Tenure	Ending Date of Tenure	Date of Resignation
Hesuk Chun	March 27, 2015	March 27, 2017	December 30, 2016

Sungsoo Koh	March 27, 2015	March 27, 2017	December 30, 2016

Sung-Yong Kim	March 25, 2016	March 25, 2018	December 30, 2016

            –              Appointment of Outside Directors

Name	Term	Appointment	Career Background
Sung-Tae Ro	From Dec. 30, 2016 to Dec. 30, 2018	New Appointment	- President, Korea Economic Research Institute - President, Hanwha Life Economic Research Institute

Sang-Hoon Shin	From Dec. 30, 2016 to Dec. 30, 2018	New Appointment	- President & CEO, Shinhan Financial Group - Visiting Professor, School of Business, Sungkyunkwan University

Sang-Yong Park	From Dec. 30, 2016 to Dec. 30, 2018	New Appointment	- Chairman, Public Fund Oversight Committee - Current) Honorary Professor, School of Business, Yonsei University

Zhiping Tian	From Dec. 30, 2016 to Dec. 30, 2018	New Appointment

-   Director-General Manager, Industrial and Commercial Bank of China (“ICBC”) Middle East Limited / ICBC London Limited

-   Vice President, ICBC, Branch of Sichuan Province

-   Current) Vice General Manager, China Fellow Partners Limited

Dong-Woo Chang	From Dec. 30, 2016 to Dec. 30, 2018	New Appointment	- Representative Partner, IMM Investment Management - Current) CEO, IMM Investment Corp.

            –              Appointment of Audit Committee Members

Name	Term	Appointment
Sang-Hoon Shin Dong-Woo Chang	Until Dec. 30, 2018 Until Dec. 30, 2018	New Appointment New Appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 30, 2016	By: /s/ Kwang-Seok Kwon
(Signature)
Name: Kwang-Seok Kwon
Title: Managing Director